

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 12, 2006

Mr. Mark D. Kucher, Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street,
6th Floor, Suit 9
Reno, Nevada 89504

> **Re: Battle Mountain Gold Exploration Corp.
>   Form 10-KSB for the Fiscal Year Ended December 31, 2005
>   Filed March 30, 2006
>   Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
>   Filed April 10, 2006
>   File No. 000-50399**

Dear Mr. Kucher:

We have reviewed your Form 10-KSB and for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, page 4

1.   We note that you make references to mines and other mineral properties that exist
        in the area of certain of your properties. This may misguide investors into
        inferring that your properties may have commercial mineralization, because of its
        proximity to these mines and properties. Remove information about mines,
        prospects or companies operating in or near to your property. Focus your
        disclosure on your properties.

Financial Statements, page F-1

2.   Remove all references in your financial statements to *mineral properties* or
        mining property investment or similar descriptions. Instead, refer specifically to
        what you hold. For example, state that you hold an option to acquire an interest
        or claim or other interest relating to an unproven property, or otherwise precisely
        refer to what it is that you hold.

Report of Registered Independent Accountant, page F-1

3.   Please amend your filing to include an accountants' report for the inception-to-
        date period.

Note 9. Warrants, page F-16

4.   We note that the financing costs relate to warrants issued in conjunction with the
        issuance of common stock. Please explain to us the accounting literature you
        relied upon in determining how to account for the warrants issued. In your
        response, tell us how you considered SAB Topic 5:A.

Note 10. Stock Option Plan, page F-17

5.   We note that you modified previously granted stock options to reduce their
        exercise prices. Please tell us how you considered Question 11(a) of FIN 44 in
        determining how to account for this modification.

6.   We note on page 32 that the board of directors approved the grant of an aggregate
        1,500,000 options to its directors in April 2005. Please tell us whether these
        options have been granted and whether they are included in the 2,875,000 options
        outstanding at December 31, 2005.

Controls and Procedures, page 22

7.   Please revise the disclosures in Item 8A. to conform to the requirements of Item 307 of Regulation S-B, as follows:

    • Revise your conclusion of your evaluation of disclosure controls and procedures that they were *adequately designed,* to conclude, if true, that they were *effective* as of the end of the period covered by this report;

    • Expand your conclusion that your disclosure controls and procedures are effective "to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms," to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure; and

    • Disclose whether there were *any* changes in your internal control over financial reporting during your most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. In this regard, you may remove the word, "significant", if true.

    Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Exhibits and Reports, page 32

8.   Please file the exhibits required by Item 601 of Regulation S-B.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibits 31.1 and 31.2

9.   Please change the reference in bullet 1. from "Quarterly Report on Form 10-KSB" to "Annual Report on Form 10-KSB".

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief

cc: Mr. Ryan Milne